                                                      Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-00766
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED FEBRUARY 13, 1996)
                               4,000,000 SHARES
                                                                  [LOGO]
                            AVALON PROPERTIES, INC.
             8.96% SERIES B CUMULATIVE REDEEMABLE PREFERRED STOCK
                          (PAR VALUE $.01 PER SHARE)
                   (LIQUIDATION PREFERENCE $25.00 PER SHARE)

                                ---------------

  Dividends on the 8.96% Series B Cumulative Redeemable Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), of Avalon Properties, Inc. ("Avalon" or the "Company") are cumulative from the date of original issue and are payable quarterly on or about the fifteenth day of February, May, August and November of each year, commencing November 18, 1996, at the rate of 8.96% per annum of the $25.00 liquidation preference (equivalent to a fixed annual amount of $2.24 per share). See "Description of Series B Preferred Stock--Dividends."

  The Series B Preferred Stock is not redeemable prior to October 15, 2001. On and after October 15, 2001, the Series B Preferred Stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends, if any, thereon to the redemption date. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) shall be payable solely out of the sale proceeds of other capital stock of the Company, which may include shares of other series of the Company's preferred stock, par value $.01 per share (the "Preferred Stock"), and from no other source. The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption and will not be convertible into any other securities of the Company. See "Description of Series B Preferred Stock--Redemption." However, in order to ensure that the Company remains a qualified real estate investment trust ("REIT") for Federal income tax purposes, shares of Series B Preferred Stock may be exchanged for shares of Excess Stock (as defined in the accompanying Prospectus) if a holder owns more than 9.8% of the Company's capital stock (the "Ownership Limit"), and the Company will have the right to purchase such Excess Stock from the holder. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

  Application has been made to list the Series B Preferred Stock on the New York Stock Exchange. If approved, trading of the Series B Preferred Stock on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Series B Preferred Stock. See
"Underwriting."

                                ---------------

  SEE "RISK FACTORS" COMMENCING ON PAGE 3 OF THE ACCOMPANYING PROSPECTUS FOR
      CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
    SECURITIES AND EXCHANGE COMMISSION  OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE  ACCURACY OR ADEQUACY OF  THIS PROSPECTUS SUPPLEMENT
      OR  THE  PROSPECTUS.  ANY  REPRESENTATION TO  THE  CONTRARY  IS  A
        CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               Price to   Underwriting Discounts  Proceeds to
                              Public (1)   and Commissions (2)   Company (1)(3)
-------------------------------------------------------------------------------
Per Share.................      $25.00            $.7875            $24.2125
-------------------------------------------------------------------------------
Total ....................   $100,000,000       $3,150,000         $96,850,000
-------------------------------------------------------------------------------
Total Assuming Full
 Exercise of Over-Allotment
 Option (4)...............   $115,000,000       $3,622,500        $111,377,500

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Plus accrued dividends, if any, from the date of original issue.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $100,000.
(4) Assuming exercise in full of the 30-day option granted by the Company to the Underwriters to purchase up to 600,000 additional shares of Series B Preferred Stock, on the same terms, solely to cover over-allotments. See "Underwriting."

                                ---------------

  THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                ---------------

  The shares of Series B Preferred Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the shares will be made in New York, New York on or about October 22, 1996.

                                ---------------

PAINEWEBBER INCORPORATED
                   DEAN WITTER REYNOLDS INC.
                                     PRUDENTIAL SECURITIES INCORPORATED
                                                              SMITH BARNEY INC.

                                ---------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 17, 1996.

                                 THE OFFERING

Securities          4,000,000 shares of 8.96% Series B Cumulative Redeemable
Offered ........... Preferred Stock.
Rank .............. With respect to the payment of dividends and amounts upon liquidation, the Series B Preferred Stock will rank pari
                    passu with the Company's 9% Series A Cumulative Redeemable
                    Preferred Stock and senior to the Company's common stock,
                    par value $.01 per share (the "Common Stock").
Use of Proceeds ... The net proceeds from this offering will be used to repay outstanding indebtedness. See "Use of Proceeds."
Dividends ......... Dividends on the Series B Preferred Stock are cumulative from the date of original issue and are payable quarterly
                    on or about the fifteenth day of February, May, August and
                    November of each year, commencing on November 18, 1996, at the rate of 8.96% per annum of the $25.00 liquidation
                    preference (equivalent to a fixed annual amount of $2.24
                    per share). The first dividend will be for less than a
                    full quarter. Dividends on the Series B Preferred Stock
                    will accrue whether or not the Company's credit facilities at any time prohibit the current payment of dividends,
                    whether or not the Company has earnings, whether or not
                    there are funds legally available for the payment of such
                    dividends and whether or not such dividends are declared.
                    See "Description of Series B Preferred Stock--Dividends."
Liquidation         The liquidation preference for each share of Series B
Preference ........ Preferred Stock is $25.00, plus an amount equal to all accrued and unpaid dividends. See "Description of Series B
                    Preferred Stock--Liquidation Preference."
Redemption ........ Except in certain circumstances relating to the preservation of the Company's status as a REIT (see
                    "Restrictions on Transfers of Capital Stock" in the
                    accompanying Prospectus), the Series B Preferred Stock is
                    not redeemable prior to October 15, 2001. On and after
                    October 15, 2001, the Series B Preferred Stock may be
                    redeemed for cash at the option of the Company, in whole
                    or in part, at a redemption price of $25.00 per share,
                    plus all accrued and unpaid dividends thereon to the date
                    fixed for redemption. The redemption price (other than the portion thereof consisting of accrued and unpaid
                    dividends) shall be payable solely out of the sale
                    proceeds of other capital stock of the Company, which may
                    include shares of other series of Preferred Stock, and
                    from no other source. See "Description of Series B
                    Preferred Stock--Redemption."
Voting Rights...... Holders of Series B Preferred Stock will generally have no voting rights except as required by law. However, whenever dividends on any shares of Series B Preferred Stock shall
                    be in arrears for six or more quarterly periods, the
                    holders of such shares (voting separately as a class with
                    all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be
                    entitled to vote for the election of two additional
                    directors of the Company until all dividends accumulated
                    on such shares of Series B Preferred Stock have been fully paid or declared and a sum sufficient for the payment
                    thereof set aside for payment. See "Description of Series
                    B Preferred Stock--Voting Rights."
Conversion......... The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the
                    Company, except that the shares of Series B Preferred
                    Stock may be exchanged by the Company for shares of Excess
                    Stock in order to ensure that the Company remains a
                    qualified REIT for Federal income tax purposes. See
                    "Restrictions on Transfers of Capital Stock" in the
                    accompanying Prospectus.
Restrictions on     Ownership by a single holder of more than 9.8% of the
Ownership.......... capital stock of the Company, including the Series B
                    Preferred Stock, is restricted in order to ensure that the
                    Company remains a qualified REIT for Federal income tax
                    purposes. See "Restrictions on Transfers of Capital Stock"
                    in the accompanying Prospectus.
Trading............ Application has been made to list the Series B Preferred
                    Stock on the New York Stock Exchange. If approved, trading of the Series B Preferred Stock on the New York Stock
                    Exchange is expected to commence within a 30-day period after the initial delivery of the Series B Preferred
                    Stock. See "Underwriting."

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES B PREFERRED STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

  Avalon is an integrated operating company, concentrating exclusively on apartment community acquisition, construction, development and management in the Mid-Atlantic and Northeast regions of the United States. The Company was incorporated under the laws of the State of Maryland in August 1993 and was formed to continue and expand the multifamily apartment community acquisition, construction, development and management operations of the Trammell Crow Residential Mid-Atlantic and Northeast Groups (collectively, the "Predecessor"). Avalon is a self-administered and self-managed equity REIT. As of the date of this Prospectus Supplement, the Company's portfolio includes 16,188 Class A, institutional-quality apartment homes including 2,854 apartment homes under construction and the Company manages 1,645 apartment homes for unaffiliated institutional owners. The Company's apartment communities are conveniently located in areas within close proximity to recreational amenities, schools, entertainment and dining, and easy access to employment. The Company currently employs approximately 765 people.

  A principal operating objective of the Company's management ("Management") is to increase operating cash flow growth and long-term stockholder value. Management's strategies to achieve this objective include (i) generating consistent, sustained earnings growth at each community through increased revenue (from high occupancy and targeted value pricing) and increased operating margins (from aggressive expense management); (ii) selective investment in new acquisition and development communities in the Company's targeted geographical areas; and (iii) the use of a conservative capital structure to provide continued access to capital markets at the lowest possible cost. Management believes that these strategies are best implemented by building and acquiring institutional-quality assets in supply-constrained markets while maintaining the financial discipline to ensure maximum balance sheet flexibility. Management believes that these strategies will lead to higher occupancy levels, increased rental rates and highly predictable and growing cash flow.

  The Company intensely focuses on the operations of its existing portfolio in order to realize consistent, sustained earnings growth. The Company recruits, trains and retains a high quality on-site and off-site management team with a mandate to provide a high service level to residents. Ensuring resident satisfaction, increasing rents as market conditions allow, maximizing rent collections and maintaining community occupancy at optimal levels comprise the principal strategies to maximize revenue. Controlling and leveraging operating expenses also contribute to earnings growth. High occupancy through resident retention is a principal goal. High resident retention eliminates the cost of preparing an apartment home for a new resident, and reduces marketing and other costs. Since 1991, the Company or its Predecessor has maintained physical occupancy levels exceeding 94.1% and over the past two years, economic occupancy has averaged 96.0%. Growth in the portfolio and the resulting increase in revenue allows the Company to spread fixed operating costs over a larger volume of revenue, thereby increasing operating margins. Operating expenses are aggressively managed by on-site property managers and regularly reviewed and analyzed by Management. The Company has enjoyed significant operating cost leverage in recent years as operating costs, including write-off of deferred development costs, as a percentage of total revenues, have declined from 55% in 1990 to 38% in 1996 (year-to-date through September 30, 1996).

  The Company intends to pursue appropriate investments (acquisitions of existing communities and development of new communities) in the Mid-Atlantic and Northeast regions of the United States where constraints to new supply exist and where new household formations have out-paced multifamily permit activity in recent years. Management believes that the Company can best achieve consistent earnings growth by investing in both established and new development communities of institutional quality located in markets that have significant barriers to entry, thereby limiting supply and protecting the existing and future revenue stream of such properties from competition. The Company seeks to invest in locations within its targeted markets that are in close proximity to growing employment centers which are expected to provide jobs (and thus residents) with the potential for above average personal income growth. Such growth will increase the potential for rental rate increases at the Company's communities. The operating history of the Company supports this view, as operating income growth during the period 1990 through September 30, 1996 averaged more than 4% annually. This demonstrates Management's ability to effectively deliver sustained earnings growth through all phases of an economic cycle. Management intends to generally avoid markets with ease of entry, significant competition and easy access to capital.

  Management also intends to continue to maintain a conservative capital structure that allows the Company continued cost-effective access to the capital markets. As of September 30, 1996, the Company's debt to total market capitalization was 33.4% and its long-term floating rate debt represented only 2.1% of total market capitalization. Management intends to limit the use of long-term floating rate debt to low cost tax-exempt debt and in no event to incur any such debt in an amount greater than 10% of the Company's total market capitalization.

  The Company's executive offices are located at 15 River Road, Suite 210, Wilton, Connecticut 06897 and its telephone number is (203) 761-6500. The Company also maintains acquisition, construction, development or administrative offices in Alexandria, Virginia; Boston, Massachusetts; Princeton, New Jersey; and Richmond, Virginia.

                                THE COMMUNITIES

  The Current Communities (as hereinafter defined) are primarily upscale, garden-style apartment communities consisting of two and three-story buildings in landscaped settings. Additionally, the Company owns six high-rise apartment communities and two four-story mid-rise apartment communities. All of these communities are institutional-quality assets. The communities offer many attractive amenities designed to enhance their market appeal to discriminating residents who are willing to pay premium rental rates to live in these communities. Such amenities include vaulted ceilings, lofts, fireplaces, patios/decks and modern appliances. Other features include swimming pools, fitness centers, tennis courts and business centers. As of the date of this Prospectus Supplement, there were 45 Current Communities.

  Avalon operates with a simple corporate structure whereby the Company directly holds a fee simple ownership interest in 42 operating communities, a general partnership interest in two other operating communities (a 50% interest in Falkland Chase and a 49% interest in Avalon Run) and a 100% interest in a senior participating mortgage note secured by another operating community (Avalon Arbor) which is accounted for as an investment in real estate. The Company also holds a direct fee simple ownership interest in eight communities under development ("Development Communities"). One of the eight Development Communities is subject to an agreement to form a joint venture upon completion of the community.

  The Company is considering the development of an additional 20 communities ("Development Rights"). These are opportunities in the earliest phase of the development process for which the Company has options to acquire (and in two instances has acquired) land to develop a new community and where related pre-development costs have been incurred and capitalized in pursuit of these new developments. The Company generally avoids the purchase of land until all permits and zoning approvals have been received and construction is ready to commence.

  The Company (or its Predecessor) developed 25 and acquired 20 of the Current Communities. All of the Current Communities are managed and operated by the Company. As of September 30, 1996 (the latest practicable date for which this information is available), the Current Communities had a physical occupancy rate of 96.9%. The average age of 43 of the Current Communities, weighted according to number of apartment homes, is approximately seven years. The remaining two Current Communities (Falkand Chase and Longwood Towers) are architecturally significant, vintage communities that were acquired by the Company and have been recently renovated or are currently under renovation.

  The following is a summary of the Company's Current and Development Communities as of the date of this Prospectus Supplement:

                                   COMMUNITIES                        APARTMENT HOMES
                         ------------------------------- ------------------------------------------
                         CURRENT(1) DEVELOPMENT(2) TOTAL  CURRENT(1)   DEVELOPMENT(2)     TOTAL
                         ---------- -------------- ----- ------------- -------------- -------------
Virginia................     14            1         15   3,849  28.9%    558   19.6%  4,407  27.2%
District of Columbia....      1            0          1     308   2.3%      0    0.0%    308   1.9%
Maryland................     12            1         13   3,604  27.0%    132    4.6%  3,736  23.1%
New Jersey..............      4            1          5   1,504  11.3%    504   17.6%  2,008  12.4%
New York................      3            2          5     502   3.8%    816   28.6%  1,318   8.1%
Connecticut.............      6            3          9   2,452  18.4%    844   29.6%  3,296  20.4%
Massachusetts...........      5            0          5   1,115   8.3%      0      0%  1,115   6.9%
                            ---          ---        ---  ------ ------ ------ ------- ------ ------
                             45            8         53  13,334 100.0%  2,854  100.0% 16,188 100.0%
                            ===          ===        ===  ====== ====== ====== ======= ====== ======

--------
(1) "Current Communities" are apartment communities on which construction has been completed and which have either reached stabilized occupancy or are in the initial lease-up process. A Current Community can be (i) a "Stabilized Community" that has completed its initial lease-up and has attained a physical occupancy level of 95% or has been completed for one year, whichever occurs earlier, and/or (ii) an "Established Community" that has been a Stabilized Community with stabilized operating costs during the current and prior year reporting periods such that its operating results are comparable between periods.
(2) Development Communities are communities that are under construction and may be partially complete and operating and for which a final certificate of occupancy has not been received.

                              RECENT DEVELOPMENTS

  Land Acquisitions for New Developments. On July 3, 1996, the Company purchased a 47.4 acre tract of land in Nanuet, New York for $7,000,000. A new 504 apartment home community commenced construction in the third quarter of 1996.

  On October 2, 1996, the Company purchased a 10.8 acre tract of land in Melville, New York for $3,000,000. Construction of a new 154 apartment home community, Avalon Court, will start in the fourth quarter of 1996.

  Acquisition of Existing Communities. On July 23, 1996, the Company purchased Avalon Fairway Hills II, two luxury, garden-style communities (formerly Greenbriar and Fairway Pointe) located in Columbia, Maryland for $32,430,000. These communities contain a total of 527 apartment homes and, along with another Company-owned community, Avalon Meadows, operate as two phases of one community.

  On September 25, 1996, the Company purchased Avalon at the Boulders (formerly Boulder Springs) in Richmond, Virginia for $14,831,000. This luxury, garden-style community contains a total of 284 apartment homes.

  Financing Activities. On August 1, 1996, the Company completed a new tax-exempt credit enhancement facility with the Federal National Mortgage Association that will provide a long-term, cost-effective credit enhancement source for the Company's current and future tax-exempt bond debt. In connection with this facility, the Company completed the refinancing of approximately $91,000,000 of its tax-exempt bond debt. The facility will initially involve eleven communities, seven that are financed with tax-exempt bonds and four unencumbered communities that are pledged as additional collateral.

  In September 1996, pricing on the Company's unsecured credit facilities ("Unsecured Facilities") was reduced. The consortium of banks providing the Company's $165,000,000 unsecured facility lowered the interest rate charged under the facility to LIBOR plus 1.19% from LIBOR plus 1.44%. Pricing under the unsecured credit facility provided by First Union National Bank was reduced to LIBOR plus .95% from LIBOR plus 1.25%.

  Recent Financial Results. The Company reported on October 15, 1996 that Funds from Operations ("FFO") for the third quarter ended September 30, 1996 was $14,018,000 or $.46 per share compared to $11,843,000 or $.42 per share for the quarter ended September 30, 1995, a per share increase of 9.5%. FFO for the nine months ended September 30, 1996 was $40,076,000 or $1.31 per share compared to $34,815,000 or $1.23 per share for the nine months ended September 30, 1995, a per share increase of 6.5%. FFO is calculated based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts and is considered the primary earnings measure for equity REITs.

  For the quarter ended September 30, 1996 compared to the prior year period, revenue grew $7,615,000 or 30.3% and earnings before interest, taxes, depreciation and amortization ("EBITDA") grew by $4,380,000 or 28.8%. The overall increase in revenue and EBITDA comes from newly acquired communities, newly developed communities and Established Communities. Net income before extraordinary item was $11,622,000 or $.38 per share compared to $8,226,000 or $.29 per share for the prior year period. The Company recognized an extraordinary item of $2,356,000 or $.08 per share resulting from the write-off of unamortized deferred financing costs associated with the refinancing of $90,727,000 of tax-exempt bonds in conjunction with the completion of a new credit enhancement facility with the Federal National Mortgage Association and the early retirement of debt. Net income available to common stockholders was $6,798,000 or $.22 per share compared to $8,226,000 or $.29 per share for the prior year.

  For the nine months ended September 30, 1996 compared to the prior year nine month period, revenue grew $20,372,000 or 29.0% and EBITDA grew by $11,382,000 or 26.6%. Net income available to common stockholders was $24,233,000 or $.79 per share compared to $24,123,000 or $.85 per share for the prior year nine month period.

  The following is a comparison of community results between periods:

    Established Communities. During the quarter ended September 30, 1996 compared to the prior year period, average rental rates increased by 4.9% from $853 to $895 while economic occupancy fell .8% to 95.9% resulting in rental revenue growth of 4.1%. Operating expenses increased $303,000 or 4.1%. Accordingly, EBITDA increased by $597,000 or 4.1%. Operating margins remained unchanged at 66.4 %. For the nine months ended September 30, 1996 compared to the prior year period, average rental rates increased by 4.9% from $839 to $880 while economic occupancy fell .4% to 96.1% resulting in rental revenue growth of 4.5%. Operating expenses increased $1,278,000 or 6.0%, resulting in an EBITDA increase of $1,625,000 or 3.8%. Operating margins declined to 66.7% from 67.1%. Both operating expenses and operating margins for the nine month period were adversely affected by the unusually severe winter weather in the Northeast and Mid-Atlantic regions. Adjusting for higher weather related costs, EBITDA would have increased to 4.4% and operating margins would have been 67.0% for the nine month period.

    New Communities. For the 15 communities totaling 3,102 apartment homes acquired or completed since the 1st quarter of 1995, economic occupancy averaged 97.4% and operating margins averaged 66.3% for the quarter ended September 30, 1996. For the nine month period ended September 30, 1996, economic occupancy averaged 96.6% and operating margins averaged 65.0%.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 4,000,000 shares of Series B Preferred Stock are estimated at approximately $96,750,000. The Company presently intends to use the net cash proceeds of the offering to repay outstanding indebtedness under the Unsecured Facilities.

                                CAPITALIZATION

CAPITAL STRUCTURE

  The following table sets forth the capitalization of the Company as of September 30, 1996 on an historical basis and as adjusted to reflect the issuance of the shares of Series B Preferred Stock and the application of the assumed net proceeds from the offering. The information set forth in the table should be read in conjunction with the Condensed Consolidated Financial Statements of the Company and Notes thereto incorporated by reference herein.

                                                 SEPTEMBER 30, 1996
                                         -------------------------------------
                                            HISTORICAL          AS ADJUSTED
                                         -----------------   -----------------
                                         (IN THOUSANDS, EXCEPT SHARE DATA)
   DEBT:
     Unsecured Credit Facilities.......  $         136,000    $         39,250
     Mortgages and other notes
      payable..........................            177,799             177,799
     Senior unsecured notes payable....             99,864              99,864
                                         -----------------    ----------------
       Total debt......................            413,663             316,913
                                         -----------------    ----------------
   STOCKHOLDERS' EQUITY:
     Preferred Stock, $.01 par value;
      20,000,000 authorized;
      9% Series A Cumulative Redeemable
      Preferred Stock, 4,455,000 issued
      and outstanding..................                 45                  45
      8.96% Series B Cumulative
      Redeemable Preferred Stock,
      4,000,000 shares issued and
      outstanding, as adjusted.........                --                   40
     Common Stock, $.01 par value;
      80,000,000 authorized; 30,732,361
      issued and outstanding...........                307                 307
     Additional paid-in capital........            580,486             677,196
     Accumulated deficit...............            (19,472)            (19,472)
                                         -----------------    ----------------
       Total stockholders' equity......            561,366             658,116
                                         -----------------    ----------------
       Total capitalization............  $         975,029    $        975,029
                                         =================    ================

                         RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

  The Company's ratio of earnings to fixed charges and preferred stock dividends for the six months ended June 30, 1996 was 1.97x, and for the years ended December 31, 1995 and 1994 and the period November 18, 1993 through December 31, 1993 was 2.37x, 3.60x and 3.29x, respectively.

  For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) and preferred stock dividends to income (loss) before income taxes and extraordinary items. Fixed charges and preferred stock dividends consist of interest costs, whether expensed or capitalized, the interest component of rental expense, the amortization of debt discounts and issue costs, whether expensed or capitalized, and preferred stock dividends.

  Prior to completion of the Company's initial public offering on November 18, 1993, the Company's predecessor (the "Predecessor"), as a privately-held entity, operated in a manner so as to minimize net taxable income. As a result, the Predecessor had losses before extraordinary items for the period January 1, 1993 through November 17, 1993 and its years ended December 31, 1992 and 1991. Consequently, the computation of the ratio of earnings to fixed charges and preferred stock dividends for such periods indicates that earnings were inadequate to cover fixed charges by $7,359,000, $9,398,000 and $14,462,000 for the period January 1, 1993 through November 17, 1993 and the years ended December 31, 1992 and 1991, respectively.

                    DESCRIPTION OF SERIES B PREFERRED STOCK

  This description of the particular terms of the Series B Preferred Stock supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Preferred Stock set forth in the accompanying Prospectus, to which description reference is hereby made.

GENERAL

  The Company is authorized to issue up to 20,000,000 shares of Preferred Stock in one or more series, with such terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, in each case, if any, as are permitted by Maryland law and as the Board of Directors of the Company may determine by adoption of an amendment of the Company's Amended and Restated Articles of Incorporation (the "Articles"), without any further vote or action by the Company's stockholders. See "Description of Capital Stock--Preferred Stock" in the accompanying Prospectus. The Series B Preferred Stock is a series of the Company's Preferred Stock.

  In February 1996, the Company completed the offering and sale of 4,455,000 shares of its 9% Series A Cumulative Redeemable Preferred Stock (the "Series A Preferred Stock"), the terms of which are substantially identical to the Series B Preferred Stock, other than dividend rate and redemption date. Holders of Series B Preferred Stock will share ratably with holders of the Series A Preferred Stock in dividend distributions, rights upon liquidation and voting rights. See "Description of Series B Preferred Stock--Rank."

  On October 16, 1996, the Board of Directors of the Company adopted an amendment (the "Designating Amendment") of the Articles determining the terms of a series of Preferred Stock consisting of up to 4,600,000 shares, designated 8.96% Series B Cumulative Redeemable Preferred Stock. The following summary of the terms and provisions of the Series B Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the Articles and the Designating Amendment, each of which is available from the Company.

  The transfer agent, registrar and dividend disbursing agent for the Series B Preferred Stock will be Fleet National Bank, Providence, Rhode Island.

RANK

  The Series B Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Corporation, rank
(i) senior to all classes or series of Common Stock of the Corporation, and to all equity securities ranking junior to the Series B Preferred Stock; (ii) on a parity with the Series A Preferred Stock, and with all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank on a parity with the Series B Preferred Stock; and
(iii) junior to all equity securities issued by the Corporation the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Stock. The term "equity securities" shall not include convertible debt securities.

DIVIDENDS

  Holders of shares of the Series B Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 8.96% per annum of the $25.00 liquidation preference (equivalent to a fixed annual amount of $2.24 per share). Such dividends shall be cumulative from the date of original issue and shall be payable quarterly in arrears on or about the fifteenth day of February, May, August and November or, if not a business day, the next succeeding business day (each, a "Dividend Payment Date"). The first dividend, which will be paid on November 18, 1996, will be for less than a full quarter. Such dividend and any dividend payable on the Series B Preferred Stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stock records of the Company at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or on such other date designated by the Board of Directors of the Company for the payment of dividends that is not more than 30 nor less than 10 days prior to such Dividend Payment Date (each, a "Dividend Record Date").

  No dividends on shares of Series B Preferred Stock shall be declared by the Board of Directors of the Company or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law. Covenants in the Company's Unsecured Facilities and construction indebtedness provide generally that the Company may not pay dividends in excess of (i) 95% of annual Funds from Operations or
(ii) 100% of net operating cash flow after debt service if the Company's quarter end total debt to total market capitalization exceeds 50%, but such covenants permit the Company to pay dividends in an amount necessary to maintain its qualification as a REIT for Federal income tax purposes.

  Notwithstanding the foregoing, dividends on the Series B Preferred Stock will accrue whether or not the above covenants at any time prohibit the current payment of dividends, whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series B Preferred Stock will accumulate as of the Dividend Payment Date on which they first become payable. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Stock and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with the Series B Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series B Preferred Stock and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other series of Preferred Stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series B Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Series B Preferred Stock as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Series B Preferred Stock as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the Company ranking junior to the Series B Preferred Stock of such series as to dividends and upon liquidation). Holders of shares of the Series B Preferred Stock shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series B Preferred Stock as provided above. Any dividend payment made on shares of the Series B Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable. See "Description of Capital Stock--Preferred Stock--Dividends" in the accompanying Prospectus.

LIQUIDATION PREFERENCE

  Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of shares of Series B Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of Common Stock or any other class or series of capital stock of the Company that ranks junior to the Series B Preferred Stock as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Company. The consolidation or merger of the Company with or into any other corporation, trust or entity or of any other corporation with or into the Company, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company. For further information regarding the rights of the holders of the Series B Preferred Stock upon the liquidation, dissolution or winding up of the Company, see "Description of Capital Stock--Preferred Stock--Liquidation Preference" in the accompanying Prospectus.

REDEMPTION

  The Series B Preferred Stock is not redeemable prior to October 15, 2001. However, in order to ensure that the Company remains a qualified REIT for Federal income tax purposes, Series B Preferred Stock owned by a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock, and the Company will have the right to purchase Excess Stock from the holder. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus. On and after October 15, 2001, the Company, at its option upon not less than 30 nor more than 60-days' written notice, may redeem shares of the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus all accrued and unpaid dividends thereon to the date fixed for redemption (except as provided below), without interest. The redemption price of the Series B Preferred Stock (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of Preferred Stock, and from no other source. For purposes of the preceding sentence, "capital stock" means any equity securities (including Common Stock and Preferred Stock), shares, interest, participation or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid dividends payable upon such redemption following such surrender. If notice of redemption of any shares of Series B Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If less than all of the outstanding Series B Preferred Stock is to be redeemed, the Series B Preferred Stock to be redeemed shall be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the Company.

  Unless full cumulative dividends on all shares of Series B Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series B Preferred Stock shall be redeemed unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed, and the Company shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock (except by exchange for capital stock of the Company ranking junior to the Series B Preferred Stock as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase by the Company of shares of Excess Stock in order to ensure that the Company remains qualified as a REIT for Federal income tax purposes, as described under "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus, or the purchase or acquisition of shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.

  Notice of redemption will be given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by the Company, postage prepaid, not less than 30 nor more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Company. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed; (iv) the place or places where the Series B Preferred Stock is to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the Series B Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed.

  The holders of Series B Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such Series B Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Company's default in the payment of the dividend due. Except as provided above, the Company will make no payment or allowance for unpaid dividends, whether or not in arrears, on called Series B Preferred Stock.

  The Series B Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. However, in order to ensure that the Company remains a qualified REIT for Federal income tax purposes, Series B Preferred Stock owned by a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock, and the Company will have the right to purchase Excess Stock from the holder.

VOTING RIGHTS

  Holders of the Series B Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law.

  Whenever dividends on any shares of Series B Preferred Stock shall be in arrears for six or more quarterly periods (a "Preferred Dividend Default"), the Board of Directors shall take such action as may be required to increase the number of directors of the Company by two and the holders of such shares of Series B Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company (the "Preferred Stock Directors") at a special meeting called by the holders of record of at least 10% of the Series B Preferred Stock or the holders of any other series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accrued on such shares of Series B Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. If and when all accrued dividends on the Series B Preferred Stock shall have been paid in full or set aside for payment in full, the holders of shares of Series B Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each and every Preferred Dividend Default) and, provided that no Preferred Dividend Default exists for any other series of Preferred Stock upon which similar voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate and the Board of Directors shall take such action as may be necessary to reduce the number of directors of the Company by two (subject to the increase in the number of directors pursuant to the foregoing provisions in the case of a future Preferred Dividend Default). Any Preferred Stock Director may be removed at any time with or without cause by, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of the Series B Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series B Preferred Stock (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

  So long as any shares of Series B Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of the Series B Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Articles or the Designating Amendment, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Series B Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely effect such rights, preferences, privileges or voting power of holders of the Series B Preferred Stock and provided further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series, in each case ranking on a parity with or junior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION

  The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company, except that the shares of Series B Preferred Stock may be exchanged by the Company for shares of Excess Stock in order to ensure that the Company remains qualified as a REIT for Federal income tax purposes. See "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

RESTRICTIONS ON OWNERSHIP

  For information regarding restrictions on ownership of the Series B Preferred Stock, see "Restrictions on Transfers of Capital Stock" in the accompanying Prospectus.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain Federal income tax considerations is based on current law, is for general information only, and is not tax advice. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, tax exempt organizations, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws.

  This Prospectus Supplement does not address the taxation of the Company or the impact on the Company of its election to be taxed as a REIT. The discussion set forth below assumes that the Company qualifies as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). If in any taxable year the Company were to fail to qualify as a REIT, the Company would not be allowed a deduction for distributions to stockholders in computing taxable income and would be subject to Federal income tax on its taxable income at regular corporate rates. As a result, the funds available for distribution to the Company's stockholders would be reduced.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

  Dividends and Other Distributions. As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders (including holders of Series B Preferred Stock) out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends received deduction for corporations. For purposes of determining whether distributions on the Series B Preferred Stock are out of current or accumulated earnings and profits, the earnings and profits of the Company will be allocated first to the Series A Preferred Stock and the Series B Preferred Stock pro rata, and then allocated to the Company's Common Stock. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the holder has held its Series B Preferred Stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less) assuming the shares are a capital asset in the hands of the holder. In addition, any dividend declared by the Company in October, November or December of any year payable to a stockholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

  Sale or Redemption of Series B Preferred Stock. On the sale of shares of Series B Preferred Stock, gain or loss will be recognized by the holder in an amount equal to the difference between (i) the amount of cash and fair market value of any property received on such sale, and (ii) the holder's adjusted basis in the Series B Preferred Stock. Such gain or loss will be capital gain or loss if the shares of Series B Preferred Stock are held as capital assets, and will be long-term gain or loss if such shares are held for more than one year. In general, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such holder as long-term capital gain.

  A redemption of Series B Preferred Stock will be treated under Section 302 of the Code as a distribution that is taxable at ordinary income tax rates as a dividend (to the extent of the Company's current or accumulated earnings and profits), unless the redemption satisfies certain tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale of the Series B Preferred Stock. The redemption will satisfy such tests if it

(i) is "substantially disproportionate" with respect to the holder (which will not be the case if only Series B Preferred Stock is redeemed, since it generally does not have voting rights), (ii) results in a "complete termination" of the holder's stock interest in the Company, or (iii) is "not essentially equivalent to a dividend" with respect to the holder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code will be satisfied with respect to any particular holder of Series B Preferred Stock depends upon the facts and circumstances at the time that the determination must be made, prospective investors are advised to consult their own tax advisors to determine such tax treatment.

  If a redemption of the Series B Preferred Stock is treated as a distribution that is taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the stockholders. The stockholder's adjusted tax basis in such redeemed Series B Preferred Stock will be transferred to the holder's remaining stockholdings in the Company. If, however, the stockholder has no remaining stockholdings in the Company, such basis could be transferred to a related person or it may be lost.

BACKUP WITHHOLDING

  The Company will report to its domestic stockholders and the Internal Revenue Service (the "IRS") the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid and redemptions unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies that the holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

TAXATION OF CERTAIN TAX-EXEMPT STOCKHOLDERS

  Generally, a tax-exempt investor that is exempt from tax on its investment income, such as an individual retirement account ("IRA") or a Section 401(k) plan, that holds the Series B Preferred Stock as an investment will not be subject to tax on dividends paid by the Company. However, if such tax-exempt investor is treated as having purchased its Series B Preferred Stock with borrowed funds, some or all of its dividends from the Series B Preferred Stock will be subject to tax. In addition, under some circumstances certain pension plans (including Section 401(k) plans but not, for example, IRA's) that own more than 10% (by value) of the Company's outstanding stock, including Common Stock, could be subject to tax on a portion of their Series B Preferred Stock dividends even if their Series B Preferred Stock is held for investment and is not treated as acquired with borrowed funds.

OTHER TAX CONSEQUENCES

  The Company and its stockholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                 UNDERWRITING

  Subject to the terms and conditions in the Underwriting Agreement (the "Underwriting Agreement") among the Company and the Underwriters named below (the "Underwriters"), for whom PaineWebber Incorporated, Dean Witter Reynolds Inc., Prudential Securities Incorporated and Smith Barney Inc. are acting as Representatives, the Company has agreed to sell to each of the Underwriters and each of the Underwriters has severally agreed to purchase the number of shares of Series B Preferred Stock set forth opposite its name below.

                                                                      NUMBER OF
      UNDERWRITER                                                      SHARES
      -----------                                                     ---------
   PaineWebber Incorporated..........................................   774,000
   Dean Witter Reynolds Inc. ........................................   774,000
   Prudential Securities Incorporated................................   774,000
   Smith Barney Inc. ................................................   774,000
   Alex. Brown & Sons Incorporated...................................    88,000
   A.G. Edwards & Sons, Inc..........................................    88,000
   Bear, Stearns & Co. Inc. .........................................    88,000
   Dillon, Read & Co. Inc. ..........................................    88,000
   Donaldson, Lufkin & Jenrette Securities Corporation...............    88,000
   J.P. Morgan Securities Inc. ......................................    88,000
   Lehman Brothers Inc. .............................................    88,000
   Oppenheimer & Co., Inc. ..........................................    88,000
   Cowen & Company...................................................    40,000
   Legg Mason Wood Walker, Incorporated..............................    40,000
   McDonald & Company Securities, Inc. ..............................    40,000
   McGinn Smith Co. Inc. ............................................    40,000
   Wheat First Butcher Singer........................................    40,000
                                                                      ---------
       Total......................................................... 4,000,000
                                                                      =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters will be obligated to purchase all of the shares of Series B Preferred Stock if any are purchased.

  The Underwriters have advised the Company that they propose initially to offer the shares of Series B Preferred Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $.50 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.35 per share to certain other dealers. After the initial public offering, the public offering price and such concession may be changed.

  The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus Supplement, to purchase up to 600,000 additional shares of Series B Preferred Stock at the price to the public set forth on the cover page of this Prospectus Supplement, less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by it shown in the foregoing table bears to the 4,000,000 shares offered hereby.

  The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect thereof.

  Application has been made to list the Series B Preferred Stock on the New York Stock Exchange. If approved, trading of the Series B Preferred Stock on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the Series B Preferred Stock. The Underwriters have advised the Company that they intend to make a market in the Series B Preferred Stock prior to the commencement of trading on the New York Stock Exchange. The Underwriters will have no obligation to make a market in the Series B Preferred Stock, however, and may cease market making activities, if commenced, at any time.

  In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may in the future engage in investment banking transactions with the Company.

                                 LEGAL MATTERS

  Certain legal matters, including the legality of the Series B Preferred Stock, will be passed upon for the Company by Goodwin, Procter & Hoar llp, Boston, Massachusetts, and for the Underwriters by O'Melveny & Myers llp, New York, New York.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of the Company as of December 31, 1995 and 1994 and for the years ended December 31, 1995 and 1994 and the period November 18, 1993 through December 31, 1993 and the combined financial statements of the Predecessor for the period January 1, 1993 through November 17, 1993 included in the Company's Annual Report on Form 10-K and incorporated by reference herein have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

PROSPECTUS
                                 $327,670,000

                            AVALON PROPERTIES, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                 COMMON STOCK
                                   WARRANTS

                               ----------------

  Avalon Properties, Inc. ("Avalon" or the "Company") may offer from time to time in one or more series (i) unsecured debt securities ("Debt Securities"),
(ii) shares of preferred stock, $.01 par value per share ("Preferred Stock"),
(iii) shares of common stock, $.01 par value per share ("Common Stock"), or
(iv) warrants or other rights to purchase Preferred Stock or Common Stock ("Warrants"), with an aggregate public offering price of up to $327,670,000, in amounts, at prices and on other terms to be determined at the time of offering. The Debt Securities, Preferred Stock, Common Stock and Warrants (collectively, the "Securities") may be offered separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

  The specific terms of the Securities for which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Company or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, covenants and any initial public offering price; (ii) in the case of Preferred Stock, the specific designation and stated value per share, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price;
(iii) in the case of Common Stock, any initial public offering price; and (iv) in the case of Warrants, the duration, offering price, exercise price and detachability. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be consistent with the Company's Articles of Incorporation or otherwise appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

  The applicable Prospectus Supplement will also contain information, where appropriate, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.

  Since the Company's initial public offering in November 1993, it has paid regular quarterly dividends to holders of its Common Stock. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "AVN." On February 9, 1996, the reported last sale price of the Common Stock on the NYSE was $22 5/8 per share.

                               ----------------

  SEE "RISK FACTORS" COMMENCING ON PAGE 3 FOR CERTAIN FACTORS THAT SHOULD BE
                     CONSIDERED BY PROSPECTIVE INVESTORS.

                               ----------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS
          PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               ----------------

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 13, 1996.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained upon written request from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange (the "NYSE"), and such materials can be inspected and copied at the NYSE, 20 Broad Street, New York, New York 10005.

  The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act") with respect to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement, including exhibits thereto, may be inspected and copied at the locations described above. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference:
(i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (File No. 1-12452), (ii) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30, and September 30, 1995, (iii) the Company's Current Report on Form 8-K dated August 24, 1995, as amended by Form 8-K/A on August 31, 1995, (iv) the Company's proxy statement with respect to its Annual Meeting of Stockholders held on May 9, 1995 and (v) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A declared effective by the Commission on November 11, 1993.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in an applicable Prospectus Supplement) or in any subsequently filed document that is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus or any Prospectus Supplement, except as so modified or superseded.

  The Company will provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, at the request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Thomas J. Sargeant, Chief Financial Officer, Avalon Properties, Inc., 5904 Richmond Highway, Alexandria, Virginia, 22303, telephone (703) 329-6300.

                                 RISK FACTORS

  An investment in the Securities involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus and the applicable Prospectus Supplement before making a decision to purchase any Securities.

RISKS OF DEVELOPMENT, CONSTRUCTION AND ACQUISITION ACTIVITIES

  The Company intends to actively continue development and construction of multifamily apartment communities. There can be no assurance that the Company will undertake to develop any particular site or that it will be able to complete such development if it is undertaken. Risks associated with the Company's development and construction activities include: development opportunities may be abandoned; construction costs of a community may exceed original estimates, possibly making the community uneconomical; occupancy rates and rents at a newly completed community may not be sufficient to make the community profitable; financing may not be available on favorable terms for development of a community; and construction and lease-up may not be completed on schedule, resulting in increased debt service expense and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorization.

  The Company intends to continue to acquire multifamily apartment communities on a select basis. Acquisitions of multifamily communities entail risks that investments will fail to perform in accordance with expectations. Estimates of the costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate.

  The Company anticipates that future developments and acquisitions will be financed, in whole or in part, under lines of credit or other forms of secured or unsecured financing or through the issuance of additional equity by the Company. The use of equity financing, rather than debt, for future developments or acquisitions could have a dilutive effect on the interests of existing stockholders of the Company. If new developments are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for newly developed communities may not be available or may be available only on disadvantageous terms.

REAL ESTATE FINANCING RISKS

  No Limitation on Debt. The Company currently has a policy of incurring debt only if upon such incurrence the ratio of debt to total market capitalization (i.e., the total consolidated debt of the Company as a percentage of the market value of issued and outstanding equity securities plus total consolidated debt) would be 50% or less, but the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Company's Board of Directors could alter or eliminate this policy.

  Existing Debt Maturities, Balloon Payments and Refinancing Risks. The Company is subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. Because the Company anticipates that only a small portion of the principal of the Company's indebtedness will be repaid prior to maturity, it will be necessary for the Company to refinance debt. Accordingly, there is a risk that existing indebtedness will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.

  Risk of Rising Interest Rates. The Company has incurred and expects in the future to incur floating rate indebtedness under credit facilities or in connection with the construction of multifamily apartment communities, as well as for other purposes. Accordingly, increases in interest rates would increase the Company's interest costs (to the extent that the related indebtedness was not protected by interest rate protection arrangements).

  Bond Compliance Requirements. Certain of the Company's multifamily apartment communities are financed with obligations issued by various local government agencies or instrumentalities, the interest on which is exempt from Federal income taxation. These obligations are commonly referred to as "tax-exempt bonds." Under the terms of tax-exempt bonds, the Company must comply with various restrictions on the use of the properties, including that a percentage of apartments be made available to low and middle income households. The bond compliance requirements in effect, and the requirements of any future tax-exempt bond financing utilized by the Company, may have the effect of limiting the Company's income from properties subject to the financing. In addition, certain of the tax-exempt bond financing documents require that a financial institution (the "credit enhancer") guarantee payment of principal of, and interest on, the bonds, which may take the form of a letter of credit, surety bond, guarantee agreement or other additional collateral. If the credit enhancer defaults in its credit enhancement obligations, or the Company is unable to renew the applicable credit enhancement or otherwise post satisfactory collateral, a default will occur under the applicable tax-exempt bonds and the property could be foreclosed upon.

REAL ESTATE INVESTMENT RISKS

  General Risks. Real property investments are subject to varying degrees of risk. If the Company's communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, the Company's cash flow and ability to make distributions to its stockholders will be adversely affected. A multifamily apartment community's revenues and value may be adversely affected by the general economic climate; the local economic climate (including the fiscal condition of the relevant governmental bodies); local real estate conditions (such as oversupply of or reduced demand for apartment homes); the perceptions by prospective residents of the safety, convenience and attractiveness of the communities or neighborhoods in which they are located and the quality of local schools and other amenities; the ability of the owner to provide adequate management, maintenance and insurance; and increased operating costs (including real estate taxes and utilities). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes, insurance and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment.

  Dependence on Primary Markets. The Company's multifamily apartment communities are located in the mid-Atlantic and Northeast regions of the United States and the Company's performance and its ability to perform its obligations with respect to the Securities or make distributions to stockholders could be adversely affected by economic and social conditions in these geographic areas.

  Market Illiquidity. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code") limits the Company's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to its stockholders.

  Competition. There are numerous housing alternatives that compete with the Company's multifamily apartment communities in attracting residents. These communities compete directly with other multifamily rental apartments and single family homes or condominiums that are available for rent or purchase in the markets in which the communities are located. In addition, other competitors for development and acquisitions of properties, including other REITs, may have greater resources than the Company.

  Operating Risks. The Company's multifamily apartment communities are subject to all operating risks common to multifamily apartment communities in general. Increases in unemployment or in the supply of apartment homes in the areas in which the communities are located might adversely affect occupancy or rental rates. Increases in operating costs due to inflation and other factors may not necessarily be offset by increased rents. Residents may be unable or unwilling to pay rent increases. Future enactment of rent control or rent stabilization laws or other laws regulating multifamily housing may reduce rental revenue or increase operating costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates.

  Affordable Housing Laws. Certain of the Company's communities are, and will be in the future, subject to Federal, state and local statutes or other restrictions requiring that a percentage of apartments be made available to low and middle income households. These laws and obligations, as well as any changes thereto making it more difficult to meet such requirements, or a reduction in or elimination of certain financing advantages available to those persons satisfying such requirements, could adversely affect the Company's profitability and its ability to develop certain communities in the future.

RISKS INVOLVED IN ACQUISITIONS THROUGH PARTNERSHIPS AND JOINT VENTURES

  Instead of purchasing properties directly, the Company may invest as a partner or a co-venturer. Partnership or joint venture investments may, under certain circumstances, involve risks not otherwise present, including the possibility that the Company's partner or co-venturer might become bankrupt, that such partner or co-venturer might at any time have economic or other business interests or goals which are inconsistent with the business interests or goals of the Company, and that such partner or co-venturer may be in a position to take action contrary to the instructions or the requests of the Company or contrary to the Company's policies or objectives, including the Company's policy with respect to maintaining its qualification as a REIT. Such investments may also have the potential risk of impasse on decisions because neither the partner nor the co-venturer would have full control over the partnership or joint venture. The Company will, however, seek to maintain sufficient control of such partnerships or joint ventures to permit the Company's objectives to be achieved. There is no limitation under the Company's organizational documents as to the amount of available funds that may be invested in partnerships or joint ventures.

CHANGES IN POLICIES WITHOUT STOCKHOLDER APPROVAL

  The investment, financing and borrowing policies of the Company and its policies with respect to all other activities, including termination of qualification as a REIT, growth, debt, capitalization, dividends and operations, will be determined by the Board of Directors. Although the Board of Directors has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of the Board of Directors without a vote of the stockholders of the Company. A change in these policies could adversely affect the Company's financial condition, results of operations or the market price of the Securities.

LIMITS ON CHANGES IN CONTROL

  Certain provisions contained in the Company's Amended and Restated Articles of Incorporation (the "Articles of Incorporation") and the Company's Amended and Restated Bylaws (the "Bylaws") and under Maryland law may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company. For example, such provisions may (i) deter tender offers for the Common Stock, which offers may be attractive to the stockholders, or (ii) deter purchases of large blocks of Common Stock, thereby limiting the opportunity for stockholders to receive a premium for their Common Stock over then-prevailing market prices. These provisions include the following:

  Preferred Stock. The Articles of Incorporation authorize the Board of Directors to issue up to 20 million shares of Preferred Stock (together with the Common Stock, the "Voting Securities") and to establish the preferences and rights (including the right to vote and the right to convert into Common Stock) of any Preferred Stock issued.

  Ownership Limit. In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding Voting Securities may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code). For the purpose of preserving the Company's REIT qualification, the Articles of Incorporation, subject to certain exceptions, provide that no holder may own, directly or indirectly, more than 9.8% of the outstanding Voting Securities of the Company. Although the Board of Directors of the Company presently has no intention to do so, the Board of Directors could waive this restriction if it were satisfied, based upon the advice of tax-counsel, that ownership in excess of this limit would not jeopardize the Company's status as a REIT and the Board of Directors otherwise decided such action would be in the best interests of the Company.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT; OTHER TAX LIABILITIES

  The Company intends at all times to operate so as to qualify as a REIT under the Code. Although management of the Company believes that the Company is organized and operates in such a manner, no assurance can be given that the Company qualifies or will remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the Company's control may effect the Company's ability to qualify as a REIT. If the Company fails to qualify as a REIT, it will be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax would significantly reduce the cash flow available for distribution to stockholders.

POSSIBLE ENVIRONMENTAL LIABILITIES

  Under various Federal, state and local environmental laws, a current or previous owner or operator of real estate may be required (typically regardless of knowledge or responsibility) to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination, which may be substantial. The presence of such substances (or the failure to properly remediate the contamination) may adversely effect the owner's ability to borrow against, sell or rent such property.

COSTS OF COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT AND SIMILAR LAWS

  Under the Americans with Disabilities Act of 1990 (the "ADA"), all places of public accommodation are required to meet certain Federal requirements related to access and use by disabled persons. Although the Company believes that its communities are substantially in compliance with present requirements of the ADA, the Company may incur additional costs of complying with the ADA. A number of additional Federal, state and local laws exist that also may require modifications to the Company's communities, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the FHAA could result in the imposition of fines or an award of damages to private litigants. The Company believes that its communities that are subject to the FHAA are in compliance with such law. Additional legislation may impose further burdens or restrictions on owners with respect to access by disabled persons. The ultimate amount of the cost of compliance with the ADA or such legislation is not currently ascertainable, and, while such costs are not expected to have a material effect on the Company, such costs could be substantial.

POSSIBLE ADVERSE IMPACT OF MARKET CONDITIONS ON MARKET PRICE

  The market value of the Securities could be substantially affected by general market conditions, including changes in interest rates. A continued increase in market interest rates would lead purchasers of Debt Securities and may lead purchasers of Common Stock or Preferred Stock to demand a higher annual yield, which could adversely affect the market price of the outstanding Common Stock and other Securities. Moreover, numerous other factors, such as government regulatory action and changes in tax laws, could have a significant impact on the future market price of the Common Stock or other Securities.

                                  THE COMPANY

  Avalon Properties, Inc. (the "Company") is one of the largest developers, owners and operators of institutional-quality multifamily apartment communities in the Mid-Atlantic and Northeast regions of the United States, with five offices located throughout its regions. The Company is a self-administered and self-managed real estate investment trust (a "REIT"). At January 15, 1996, the Company owned or had an ownership interest in 39 multifamily apartment communities containing a total of 11,615 apartment homes. As of December 31, 1995, the Company's established communities had a physical occupancy rate of 95.7%. In addition, at January 15, 1996, the Company owned or had an ownership interest in 11 apartment communities under construction, which the Company anticipates will contain a total of 2,771 apartment homes, with estimated completion dates from the first quarter of 1996 through the second quarter of 1997. As of January 15, 1996, the Company owned land for one development community, and also owned rights to acquire 15 parcels of land.

                                USE OF PROCEEDS

  Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include the development or acquisition of additional apartment communities, the repayment of outstanding debt or the improvement of certain apartment communities already in the Company's portfolio. The Company incurs debt from time to time in the ordinary course of business in connection with the development, acquisition and improvement of new or existing apartment communities, which debt may be refinanced with the proceeds of the sale of Securities for which this Prospectus and a related Prospectus Supplement are delivered.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The Company's ratio of earnings to fixed charges for the nine months ended September 30, 1995 was 2.59x, and for the year ended December 31, 1994 and the period November 18, 1993 through December 31, 1993 was 3.60x and 3.29x, respectively.

  For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and the amortization of debt discounts and issue costs, whether expensed or capitalized.

  Prior to completion of the Company's initial public offering on November 18, 1993, the Company's predecessor (the "Predecessor"), as a privately-held entity, operated in a manner so as to minimize net taxable income. As a result, the Predecessor had losses before extraordinary items for the period January 1, 1993 through November 17, 1993 and its years ended December 31, 1992, 1991 and 1990. Consequently, the computation of the ratio of earnings to fixed charges for such periods indicates that earnings were inadequate to cover fixed charges by $7,359,000, $9,398,000, $14,462,000 and $17,609,000 for
the period January 1, 1993 through November 17, 1993 and the years ended December 31, 1992, 1991 and 1990, respectively.

  To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented above.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The Debt Securities will be direct unsecured obligations of the Company and may be either senior Debt Securities ("Senior Securities") or subordinated Debt Securities ("Subordinated Securities"). The Debt Securities will be issued under one or more indentures, each dated as of a date prior to the issuance of the Debt Securities to which it relates. Senior Securities and Subordinated Securities may be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a trustee (a "Trustee"), which may be the same Trustee, and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. The Senior Indenture and the Subordinated Indenture, as amended or supplemented from time to time, are sometimes hereinafter referred to collectively as the "Indentures." The Indentures will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures are summaries of the anticipated provisions thereof, do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities.

  Capitalized terms used herein and not defined shall have the meanings assigned to them in the applicable Indenture.

TERMS

  General. The indebtedness represented by the Senior Securities will rank equally with all other unsecured and unsubordinated indebtedness of the Company. The indebtedness represented by Subordinated Securities will be subordinated in right of payment to the prior payment in full of the Senior Debt of the Company as described under "--Subordination." The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the applicable Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

  Except as set forth in any Prospectus Supplement, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company or as set forth in the applicable Indenture or in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuance of additional Debt Securities of such series.

  Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  The following summaries set forth certain general terms and provisions of the Indentures and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

    (1) The title of such Debt Securities and whether such Debt Securities are Senior Securities or Subordinated Securities;

    (2) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) The price (expressed as a percentage of the principal amount thereof) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock or Preferred Stock, or the method by which any such portion shall be determined;

    (4) If convertible, the terms on which such Debt Securities are convertible, including the initial conversion price or rate and the conversion period and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock receivable on conversion;

    (5) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) The rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) The place or places where the principal of (and premium or Make-Whole Amount (as defined in the Indenture), if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (9) The period or periods, if any, within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, as a whole or in part, at the option of the Company;

    (10) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) Whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units, or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) Whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on the Debt Securities of the series are to be payable, at the election of the Company or a holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

    (14) Provisions, if any, granting special rights to the holders of Debt Securities of the series upon the occurrence of such events as may be specified;

    (15) Any deletions from, modifications of or additions to the Events of Default (as defined in the Indenture) or covenants of the Company with respect to Debt Securities of the series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein;

    (16) Whether Debt Securities of the series are to be issuable as Registered Securities, Bearer Securities (with or without coupons) or both, any restrictions applicable to the offer, sale or delivery of Bearer Securities and the terms upon which Bearer Securities of the series may be exchanged for Registered Securities of the series and vice versa (if permitted by applicable laws and regulations), whether any Debt Securities of the series are to be issuable initially in temporary global form and whether any Debt Securities of the series are to be issuable in permanent global form with or without coupons and, if so, whether beneficial owners of interests in any such permanent global Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination and the circumstances under which any such exchanges may occur, if other than in the manner provided in the Indenture, and, if Registered Securities of the series are to be issuable as a Global Security (as defined), the identity of the depository for such series;

    (17) The date as of which any Bearer Securities of the series and any temporary Global Security representing outstanding Debt Securities of the series shall be dated if other than the date of original issuance of the first Security of the series to be issued;

    (18) The Person to whom any interest on any Registered Security of the series shall be payable, if other than the Person in whose name that Security (or one or more Predecessor Securities) is registered at the close of business on the Regular Record Date for such interest, the manner in which, or the Person to whom, any interest on any Bearer Security of the series shall be payable, if otherwise than upon presentation and surrender of the coupons appertaining thereto as they severally mature, and the extent to which, or the manner in which, any interest payable on a temporary Global Security on an Interest Payment Date will be paid if other than in the manner provided in the Indenture;

    (19) The applicability, if any, of the defeasance and covenant defeasance provisions of the Indenture to the Debt Securities of the series and any provisions in modification of, in addition to or in lieu of any of the provisions of Article Fourteen;

    (20) If the Debt Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, then the form and/or terms of such certificates, documents or conditions;

    (21) If the Debt Securities of the series are to be issued upon the exercise of warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

    (22) Whether and under what circumstances the Company will pay Additional Amounts as contemplated by the Indenture on the Debt Securities of the series to any holder who is not a United States person (including any modification to the definition of such term) in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option);

    (23) The obligation, if any, of the Company to permit the conversion of the Debt Securities of such series into the Company's Common Stock or Preferred Stock, as the case may be, and the terms and conditions upon which such conversion shall be effected (including, without limitation, the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price and any requirements relative to the reservation of such shares for purposes of conversion); and

    (24) Any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture).

  If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, all material U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

  Change of Control, Highly Leveraged Transactions and Similar
Transactions. Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of any series of Debt Securities protection in the event of a highly leveraged or similar transaction, or in the event of a change of control, involving the Company that may adversely affect holders of Debt Securities. To the extent that any covenant or provision governing any series of Debt Securities that would afford protection to holders of such series of Debt Securities in the event of a highly leveraged or similar transaction or a change of control may be (a) waived by the Board of Directors of the Company or the relevant Trustee or (b) limited in its applicability in the event of a leveraged buy-out or similar transaction initiated or supported by the Company, management of the Company or any affiliate, the relevant Prospectus Supplement will describe such provisions.

  Any Prospectus Supplement relating to a series of Debt Securities that is subject to optional redemption, prepayment or conversion of such series of Debt Securities upon the occurrence of a change of control or other similar events will describe, to the extent applicable, the following:

    (1) the effect that such provisions may have in deterring mergers, tender offers or other takeover attempts, as well as any possible adverse effect on the market price of the Company's securities or its ability to obtain additional financing in the future;

    (2) the Company's obligation to comply with the requirements of Rule 14(e)-1 under the Exchange Act and any other applicable securities laws in connection with such provisions and any related offers by the Company, and to the extent that a series of convertible Debt Securities are the subject of such Prospectus Supplement, the Company's obligation to comply with Rule 13e-4;

    (3) whether the occurrence of the specified events may give rise to cross-defaults on other indebtedness resulting in effective subordination of the Company's obligation to make payments on such series of Debt Securities;

    (4) any legal or financial limitations on the Company's ability to repurchase the series of Debt Securities offered by such Prospectus Supplement upon the triggering of an "event risk" provision requiring such a repurchase or offer to repurchase;

    (5) the impact, if any, under the Indenture or other governing instruments of any failure to repurchase or offer to repurchase, including whether such failure following a change of control or similar event will (or would, after the lapse of time or giving of notice, or both) result in an event of default with respect to such series of Debt Securities;

    (6) that there can be no assurance that sufficient funds will be available to the Company to make any required repurchase at the time such "event risk" provision is triggered;

    (7) the material effect of any subordination of payment on such series of Debt Securities to other obligations of the Company or its subsidiaries that may be accelerated as a result of a change in control, fundamental change or "poison put" provision on such change in control, fundamental change or "poison put" provision and on such series of Debt Securities;

    (8) the material effect, if any, of any anti-takeover provision relating to the Company's equity securities on the Company's outstanding debt securities, including the series of Debt Securities offered by such Prospectus Supplement;

    (9) to the extent that the term "change of control" includes the concept of "all or substantially all," how such concept is quantified or what is the established meaning of such concept under applicable law and the Indenture and, in the event that there is no definition or established meaning for such concept, the effect of such uncertainty on the ability of holders of such series of Debt Securities to determine when a "change of control" has occurred; and

    (10) other material effects and limitations of "change of control," as applicable to such series of Debt Securities, including whether "change of control" provisions will be triggered if a change in control of the Company's Board of Directors occurs as a result of a proxy contest involving solicitation of revocable proxies.

  The Company's Articles of Incorporation contain certain restrictions on ownership and transfers of the Common Stock and Preferred Stock that are designed to preserve its status as a REIT. Such restrictions may act to prevent or hinder a change of control. See "Description of Capital Stock-- Common Stock" and "Restrictions on Transfers of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATION, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the applicable Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

  Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder on the applicable Regular Record Date and may either be paid to the Person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, in which case notice thereof shall be given to the holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tenor upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Company for such purpose. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee or at the office of any transfer agent designated by the Company for such purpose. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer, and the person requesting such action must provide evidence of title and identity satisfactory to the applicable Trustee or transfer agent. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

  Neither the Company nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before selection of any Debt Securities selected for redemption and ending at the close of business on the day of mailing of the notice of redemption; (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE OF ASSETS

  The Indentures will provide that the Company may, without the consent of the holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is organized under the laws of any domestic jurisdiction and assumes the Company's obligations to pay principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any subsidiary as a result thereof as having been incurred by the Company or such subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

  Existence. Except as permitted under "--Merger, Consolidation or Sale of Assets," the Indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by articles of incorporation, by-laws and statute) and material franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

  Maintenance of Properties. The Indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

  Insurance. The Indentures will require the Company to cause each of its and its subsidiaries' insurable properties to be insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service.

  Payment of Taxes and Other Claims. The Indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (b) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

  Provision of Financial Information. Whether or not the Company is subject to
Section 13 or 15(d) of the Exchange Act, the Indentures will require the Company, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, to (a) transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, promptly upon written request and without cost to such holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections, (b) file with the applicable Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections and (c) supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder.

  Additional Covenants. Any additional covenants of the Company with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

  Unless otherwise provided in the applicable Prospectus Supplement, each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default in the payment of any interest on or any Additional Amount payable in respect of any Debt Security of such series when such interest or Additional Amount becomes due and payable that continues for a period of 30 days; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series when due and payable; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance, or breach, of any other covenant or warranty of the Company in the Indenture with respect to the Debt Securities of such series and continuance of such default or breach for a period of 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor), having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled, within a period of 10 days after written notice to the Company as provided in the Indenture, provided, however, that such a default on indebtedness which constitutes tax-exempt financing having an aggregate principal amount outstanding not exceeding $25,000,000 that results solely from a failure of an entity providing credit support for such indebtedness to honor a demand for payment on a letter of credit shall not constitute an Event of Default; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any of its Subsidiaries in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary; and (h) any other event of default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-X promulgated under the Securities Act.

  If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any), with respect to Debt Securities of such series have been cured or waived as provided in such Indenture. The Indentures will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

  The Indentures will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of such Trustee consider such withholding to be in the interest of such holders.

  The Indentures will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Securities at the respective due dates or redemption dates thereof.

  The Indentures will provide that, subject to provisions in each Indenture relating to its duties in case of default, a Trustee will be under no obligation to exercise any of its rights or powers under an Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under an Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

  Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURES

  Modifications and amendments of an Indenture will be permitted to be made only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities issued under such

Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium or Make-Whole Amount, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium or Make-Whole Amount, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

  The holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants of the applicable Indenture.

  Modifications and amendments of an Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under such Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in such Indenture; (c) to add events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of an Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (f) to secure the Debt Securities;
(g) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture; or (j) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the outstanding Debt Securities of any series.

  The Indentures will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed Outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above),
(c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant such Indenture, and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

  The Indentures will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting will be permitted to be called at any time by the applicable Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in such Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

  Notwithstanding the foregoing provisions, the Indentures will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting, and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture.

SUBORDINATION

  Unless otherwise provided in the applicable Prospectus Supplement, Subordinated Securities will be subject to the following subordination provisions.

  Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt (as defined below), but the obligation of the Company to make payments of the principal of and interest on such Subordinated Securities will not otherwise be affected. No payment of principal or interest will be permitted to be made on Subordinated Securities at any time if a default on Senior Debt exists that permits the holders of such Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Debt is paid in full and until the Subordinated Securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders have been applied to the payment of Senior Debt. The Subordinated Indenture will not restrict the amount of Senior Indebtedness or other indebtedness of the Company and its subsidiaries. As a result of these subordination provisions, in the event of a distribution of assets upon insolvency, holders of Subordinated Indebtedness may recover less, ratably, than general creditors of the Company.

  Senior Debt will be defined in the applicable Indenture as the principal of and interest on, or substantially similar payments to be made by the Company in respect of, the following, whether outstanding at the date of execution of the applicable Indenture or thereafter incurred, created or assumed: (a) indebtedness of the Company for money borrowed or represented by purchase-money obligations, (b) indebtedness of the Company evidenced by notes, debentures, or bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other agreement, (c) obligations of the Company as lessee under leases of property either made as part of any sale and leaseback transaction to which the Company is a party or otherwise, (d) indebtedness of partnerships and joint ventures which is included in the consolidated financial statements of the Company, (e) indebtedness, obligations and liabilities of others in respect of which the Company is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which the Company has agreed to purchase or otherwise acquire, and (f) any binding commitment of the Company to fund any real estate investment or to fund any investment in any entity making such real estate investment, in each case other than (1) any such indebtedness, obligation or liability referred to in clauses (a) through (f) above as to which, in the instrument creating or evidencing the same pursuant to which the same is outstanding, it is provided that such indebtedness, obligation or liability is not superior in right of payment to the Subordinated Securities or ranks pari passu with the Subordinated Securities, (2) any such indebtedness, obligation or liability which is subordinated to indebtedness of the Company to substantially the same extent as or to a greater extent than the Subordinated Securities are subordinated, and (3) the Subordinated Securities. There will not be any restrictions in any Indenture relating to Subordinated Securities upon the creation of additional Senior Debt.

  If this Prospectus is being delivered in connection with a series of Subordinated Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Debt outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Unless otherwise indicated in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities issued under any Indenture that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium or Make-Whole Amount, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

  The Indentures will provide that, unless otherwise indicated in the applicable Prospectus Supplement, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities, to hold moneys for payment in trust and, with respect to Subordinated Debt Securities which are convertible or exchangeable, the right to convert or exchange) ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities under the applicable Indenture (being the restrictions described under "--Certain Covenants") or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities, which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of

(and premium or Make-Whole Amount, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling received from or published by the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium or Make-Whole Amount, if any) and interest.

  "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

  Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium or Make-Whole Amount, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any of Event of Default other than the Event of Default described in clause (d) under "--Events of Default, Notice and Waiver" with respect to specified sections of an Indenture (which sections would no longer be applicable to such Debt Securities) or described in clause (g) under "--Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such of Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into shares of Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

BOOK-ENTRY SYSTEM

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of, a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depositor to a successor Depository or any nominee of such successor.

  The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

  The certificates representing the Notes will be issued in the form of one or more fully registered global securities without coupons ("Global Securities"). It is expected that the Notes initially will be represented by a single permanent global certificate in definitive fully registered form (the "Global Note") and will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. Except under the circumstances described in the accompanying Prospectus under the caption "Description of Debt Securities-Book-Entry System," the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, interests in the Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

  DTC has advised the Company of the following information regarding DTC: DTC is a limited purpose trust company created to hold securities for its participating organizations (collectively, the "Participants" or "DTC's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in the accounts of its Participants. DTC's Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or "DTC's Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through DTC's Participants or DTC's Indirect Participants.

  The Company expects that, pursuant to procedures established by DTC, ownership of the Notes evidenced by the Global Note will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of DTC's Participants), DTC's Participants and DTC's Indirect Participants. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC relating to the Notes. Holders are advised that the laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer Notes evidenced by Global Securities will be limited to such extent.

  So long as the holder of the Global Note is the registered owner of any Notes, the holder of the Global Note will be considered the sole holder under the Indenture of any Notes evidenced by the Global Note. Beneficial owners of Notes evidenced by the Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a holder under the Indenture. The Company understands that, under existing industry practice, if it requests any action of holders or if an owner of a beneficial interest in the Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

  Payments in respect of the principal of, premium, if any, and interest on, any Notes registered in the name of the holder of the Global Note on the applicable record date will be payable by the Trustee to or at the direction of the holder of the Global Note in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names Notes, including the Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of the relevant Participants with such payments, in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by DTC's Participants and DTC's Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants for DTC's Indirect Participants.

  Neither the Company nor the Trustee will be liable for any delay by the holder of the Global Note or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Note or DTC for all purposes. The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission. See "Description of Debt Securities-Book-Entry System" in the accompanying Prospectus for further information concerning Notes issued in the form of Global Securities.

  If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiple thereof.

PAYMENT

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

  All moneys paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium, Make-Whole Amount or interest on any Debt Security which remain unclaimed at the end of two years after such principal, premium, Make-Whole Amount or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof.

                         DESCRIPTION OF CAPITAL STOCK

  The description of the Company's capital stock set forth below does not purport to be complete and is qualified in its entirety by reference to the Company's Articles of Incorporation and Bylaws, each as amended and restated, copies of which are exhibits to the Registration Statement of which this Prospectus is a part. See "Available Information."

GENERAL

  Under its Articles of Incorporation, the Company has authority to issue up to 150 million shares of stock, consisting of 80 million shares of Common Stock, par value $.01 per share, 50 million shares of "Excess Stock" (as described under "Restrictions on Transfer" below), par value $.01 per share, and 20 million shares of Preferred Stock, par value $.01 per share. Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At January 26, 1996 there were 30,600,065 shares of Common Stock issued and outstanding and no Preferred Stock issued or outstanding. An aggregate of an additional 1,952,500 shares of Common Stock have been reserved for issuance under the 1993 Stock Option and Incentive Plan and the 1995 Equity Incentive Plan. The Common Stock is listed on the NYSE under the symbol "AVN."

COMMON STOCK

  General. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Company's Articles of Incorporation regarding Excess Stock, holders of shares of Common Stock are entitled to receive dividends on Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

  Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of stock, the holders of Common Stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election, and the holders of the remaining shares of Common Stock will not be able to elect any directors.

  Holders of Common Stock have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any securities of the Company.

  The Company intends to furnish its stockholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

  Subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, all shares of Common Stock will have equal dividend, distribution, liquidation and other rights, and will have no preference, appraisal or exchange rights.

  Pursuant to the Maryland General Corporation Law ("MGCL"), a corporation generally cannot dissolve, amend its Articles of Incorporation, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in the corporation's Articles of Incorporation. The Company's Articles of Incorporation do not provide for a lesser percentage in such situations.

  Restrictions on Ownership. For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

  Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Fleet Bank, National Association.

PREFERRED STOCK

  General. Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors of the Company. Prior to issuance of shares of each series, the Board of Directors is required by the MGCL and the Company's Articles of Incorporation to fix for each series, subject to the provisions of the Company's Articles of Incorporation regarding Excess Stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption, as are permitted by Maryland law. The Preferred Stock will, when issued, be fully paid and nonassessable by the Company and will have no preemptive rights. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions that could have the effect of discouraging a takeover or other transaction that holders of Common Stock might believe to be in their best interests or in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then market price of such shares of Common Stock.

  Terms. The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Bylaws and any applicable amendment to the Articles of Incorporation designating terms of a series of Preferred Stock (a "Designating Amendment").

  Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) The date from which dividends on such Preferred Stock shall accrue, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6) The provision for a sinking fund, if any, for such Preferred Stock;

    (7) The provision for redemption, if applicable, of such Preferred Stock;

    (8) Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock;

    (11) A discussion of federal income tax considerations applicable to such Preferred Stock;

    (12) The relative ranking and preference of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (13) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

  Rank. Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all equity securities ranking junior to such Preferred Stock; (ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock. The term "equity securities" does not include convertible debt securities.

  Dividends. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of the Company on such record dates as shall be fixed by the Board of Directors of the Company.

  Dividends on any series of the Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Stock of any series is outstanding, no dividends will be declared or paid or set apart for payment on any capital stock of the Company or any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred

Stock shall be declared pro rata so that the amount of dividends declared per share of Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for the then current dividend period, no dividends (other than in shares of Common Stock or other shares of capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made upon the Common Stock, or any other capital shares of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any shares of Common Stock, or any other shares of capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital shares of the company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

  Redemption. If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Stock does not have a cumulative dividend, include any accrual in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of shares of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such shares of capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into the applicable shares of capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (a) if a series of Preferred Stock has a cumulative dividend, full cumulative dividends on all shares of such series of Preferred Stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (b) if a series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of such series to preserve the

REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital shares of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

  If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holder (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by the Company.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the share transfer books of the Company. Each notice shall state: (a) the redemption date; (b) the number of shares and series of the Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and
(f) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Stock, and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

  Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid noncumulative dividends for prior dividend periods). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

  Voting Rights. Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Company's Articles of Incorporation or the Designating Amendment for such series of Preferred Stock, whether by merger, consolidation or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any Event set forth in (b) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

  Conversion Rights. The terms and conditions, if any, upon which any series of Preferred Stock is convertible into shares of Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

  Restrictions on Ownership. For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of the Company's outstanding equity securities, including any Preferred Stock of the Company. Therefore, the Designating Amendment for each series of Preferred Stock may contain provisions restricting the ownership and transfer of the Preferred Stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Stock. See "Restrictions on Transfers of Capital Stock."

  Transfer Agent and Registrar. The transfer agent and registrar for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                            DESCRIPTION OF WARRANTS

  The Company has no Warrants or other stock purchase rights outstanding (other than options issued under the Company's 1993 Incentive and Stock Option Plan and its 1995 Equity Incentive Plan). The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently, together with any other Securities offered by any Prospectus Supplement or through a dividend or other distribution to the Company's stockholders and may be attached to or separate from such Securities. Warrants may be issued under a warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of a particular series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable Prospectus Supplement.

  The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (a) the title of such Warrants; (b) the aggregate number of such Warrants; (c) the price or prices at which such Warrants will be issued; (d) the designation, number and terms of the shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (e) the designation and terms of the other Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (f) the date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock, if any, will be separately transferable; (g) the price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased; (h) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (i) the minimum or maximum amount of such Warrants which may be exercised at any one time; (j) information with respect to book-entry procedures, if any; (k) a discussion of certain federal income tax considerations; and (l) any other terms of such Warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of such Warrants.

                  RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

  For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year (other than the first year), and such capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year) or during a proportionate part of a shorter taxable year. See "Federal Income Tax Considerations." To ensure that the Company remains a qualified REIT, the Articles of Incorporation, subject to certain exceptions, provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the Company's capital stock. The Board of Directors may waive the Ownership Limit if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that the changes in ownership will not then or in the future jeopardize the Company's status as a REIT. Any transfer of capital stock or any security convertible into capital stock that would create a direct or indirect ownership of capital stock in excess of the Ownership Limit or that would result in the disqualification of the Company as a REIT, including any transfer that results in the capital stock being owned by fewer than 100 persons or results in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

  Capital stock owned, or deemed to be owned, or transferred to a stockholder in excess of the Ownership Limit will automatically be exchanged for shares of Excess Stock that will be transferred, by operation of law, to the Company as trustee of a trust for the exclusive benefit of the transferees to whom such capital stock may be ultimately transferred without violating the Ownership Limit. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote, and, except upon liquidation, it will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of Excess Stock prior to the discovery by the Company that capital stock has been transferred in violation of the provisions of the Company's Articles of Incorporation shall be repaid to the Company upon demand. The Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of the Company. The original transferee-stockholder may, at any time the Excess Stock is held by the Company in trust, transfer the interest in the trust representing the Excess Stock to any individual whose ownership of the capital stock exchanged into such Excess Stock would be permitted under the Ownership Limit, at a price not in excess of the price paid by the original transferee-stockholder for the capital stock that was exchanged in Excess Stock. Immediately upon the transfer to the permitted transferee, the Excess Stock will automatically be exchanged for capital stock of the class from which it was converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any Excess Stock may be deemed, at the option of the Company, to have acted as an agent on behalf of the Company in acquiring the Excess Stock and to hold the Excess Stock on behalf of the Company.

  In addition to the foregoing transfer restrictions, the Company will have the right, for a period of 90 days during the time any Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the original transferee-stockholder for the lesser of the price paid for the capital stock by the original transferee-stockholder or the market price (as determined in the manner set forth in the Articles of Incorporation) of the capital stock on the date the Company exercises its option to purchase. The 90-day period begins on the date on which the Company receives written notice of the transfer or other event resulting in the exchange of capital stock for Excess Stock.

  Each stockholder shall upon demand be required to disclose to the Company in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

  This ownership limitation may have the effect of precluding acquisition of control of the Company unless the Board of Directors determines that the maintenance of REIT status is no longer in the best interests of the Company.

                       FEDERAL INCOME TAX CONSIDERATIONS

  The Company believes it has operated, and the Company intends to continue to operate, in such manner as to qualify as a REIT under the Code, but no assurance can be given that it will at all times so qualify.

  The provisions of the Code pertaining to REITs are highly technical and complex. The following is a brief and general summary of certain provisions that currently govern the federal income tax treatment of the Company and its stockholders. For the particular provisions that govern the federal income tax treatment of the Company and its stockholders, reference is made to Sections 856 through 860 of the Code and the regulations thereunder. The following summary is qualified in its entirety by such reference.

  Under the Code, if certain requirements are met in a taxable year, a REIT generally will not be subject to federal income tax with respect to income that it distributes to its stockholders. If the Company fails to qualify during any taxable year as a REIT, unless certain relief provisions are available, it will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, which could have a material adverse effect upon its stockholders and creditors.

  In any year in which the Company qualifies to be taxed as a REIT, distributions made to its stockholders out of current or accumulated earnings and profits will be taxed to stockholders as ordinary income except that distributions of net capital gains designated by the Company as capital gain dividends will be taxed as long-term capital gain income to the stockholders. To the extent that distributions exceed current or accumulated earnings and profits, they will constitute a return of capital, rather than dividend or capital gain income, and will reduce the basis for the stockholder's Securities with respect to which the distribution is paid or, to the extent that they exceed such basis, will be taxed in the same manner as gain from the sale of those Securities.

  Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                             PLAN OF DISTRIBUTION

  The Company may sell Securities to or through one or more underwriters or dealers for public offering and sale by or through them, directly to one or more individual, institutional or other purchasers, through agents or through any combination of these methods of sale. Direct sales to investors may also be accomplished through subscription rights distributed on a pro rata basis to the Company's stockholders, which may or may not be transferable by such stockholders. In connection with any distribution of subscription rights to stockholders, if all of the underlying Securities are not subscribed for, the Company may sell the unsubscribed Securities directly to third parties or may engage the services of one or more underwriters, dealers or agents, including standby underwriters, to sell the unsubscribed Securities to third parties.

  The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale or at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices).

  In connection with the sale of Securities, underwriters or agents may receive compensation from the Company or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from the Company, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

  Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Debt Securities or Preferred Stock on an exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

  Under agreements into which the Company may enter, underwriters will be, and dealers and agents who participate in the distribution of Securities may be, entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount no less than, and the aggregate principal amounts of Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if Securities are being sold to underwriters, the Company shall have sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by the Contracts. If in conjunction with the sale of Securities to institutions under Contracts, Securities are also being sold to the public, the consummation of the sale under the Contracts shall occur simultaneously with the consummation of the sale to the public. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

  In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                 LEGAL MATTERS

  Certain legal matters, including the legality of the Securities, will be passed upon for the Company by Goodwin, Procter & Hoar, Boston, Massachusetts.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of Avalon Properties, Inc. as of December 31, 1994 and 1993 and for the year ended December 31, 1994 and the period November 18, 1993 through December 31, 1993 and the combined financial statements of the Predecessor for the period January 1, 1993 through November 17, 1993 and the year ended December 31, 1992 included in the Company's Annual Report on Form 10-K and the combined statement of revenue and certain operating expenses of certain communities acquired during 1995 for the year ended December 31, 1994 included in the Current Report on Form 8-K/A, dated August 31, 1995, and incorporated by reference herein, have been incorporated herein in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

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  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH OTHER IN-FORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIR-CUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AF-FAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS SUP-PLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH THEY RELATE. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CON-STITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                          PAGE
                                                                          ----
The Offering.............................................................  S-2
The Company..............................................................  S-3
The Communities..........................................................  S-4
Recent Developments......................................................  S-5
Use of Proceeds..........................................................  S-7
Capitalization...........................................................  S-7
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Divi-
 dends...................................................................  S-7
Description of Series B Preferred Stock..................................  S-8
Certain Federal Income Tax Considerations................................ S-13
Underwriting............................................................. S-15
Legal Matters............................................................ S-16
Experts.................................................................. S-16

                                  PROSPECTUS
Available Information....................................................    2
Incorporation of Certain Documents By Reference..........................    2
Risk Factors.............................................................    3
The Company..............................................................    7
Use of Proceeds..........................................................    7
Ratios of Earnings to Fixed Charges......................................    7
Description of Debt Securities...........................................    8
Description of Capital Stock.............................................   22
Description of Warrants..................................................   28
Restrictions on Transfers of Capital Stock...............................   28
Federal Income Tax Considerations........................................   29
Plan of Distribution.....................................................   30
Legal Matters............................................................   31
Experts..................................................................   31

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                               4,000,000 SHARES

                            AVALON PROPERTIES, INC.

                           8.96% SERIES B CUMULATIVE
                          REDEEMABLE PREFERRED STOCK

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------


                           PAINEWEBBER INCORPORATED

                           DEAN WITTER REYNOLDS INC.

                      PRUDENTIAL SECURITIES INCORPORATED

                               SMITH BARNEY INC.


                                ---------------

                               OCTOBER 17, 1996

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